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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  FORM 8-A/A

                                Amendment No. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          WYNDHAM INTERNATIONAL, INC.
            (Exact Name of Registrant as Specified in Its Charter)

             Delaware                                   94-2878485
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

          1950 Stemmons Freeway, Suite 6001, Dallas, Texas     75207
             (Address of Principal Executive Offices)       (Zip Code)

If this Form relates to the             If this Form relates to the
registration of a class of securities   registration of a class of securities
pursuant to Section 12(b) of the        pursuant to Section 12(g) of the
Exchange Act and is effective           Exchange Act and is effective
Pursuant to General Instruction         pursuant to General Instruction
A.(c), please check the following       A.(d), please check the following
box.  [X]                               box. [ ]

Securities Act registration statement file number
to which this form relates:     ______________________________
                                (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class             Name of Each Exchange on Which
        to be so Registered             Each Class is to be Registered
        -------------------             ------------------------------

  Preferred Stock Purchase Rights          New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                Not applicable
                               (Title of Class)
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

     Wyndham International, Inc. ("Wyndham") is amending and restating the Registration Statement on Form 8-A relating to Wyndham's Preferred Stock Purchase Rights filed with the Securities and Exchange Commission on July 2, 1999 in order to describe such securities in "plain English."

Item 1.  Description of Registrant's Securities to be Registered.

     On June 29, 1999 we adopted a rights agreement (commonly known as a "poison pill"). The discussion below describes the rights agreement but is not complete, so you should read it together with the rights agreement. The rights agreement is attached to this document as an exhibit and is incorporated herein by reference.

     Issuance of rights

     Under the rights agreement, we will issue the following preferred stock purchase rights:

     . For each outstanding share of our class A common stock, we will issue one right;

     . For each outstanding share of our class B common stock, we will issue one right;

     . For each outstanding share of our series A convertible preferred stock, we will issue a number of rights equal to the number of shares of common stock that would be issuable upon conversion of such share of our series A convertible preferred stock; and

     . For each outstanding share of our series B convertible preferred stock, we will issue a number of rights equal to the number of shares of common stock that would be issuable upon conversion of such share of our series B convertible preferred stock.

     Rights will only be issued to stockholders of record as of the close of business on July 9, 1999. In addition, one right will automatically attach to each share of common stock that we issue between July 9, 1999 and the time that the rights become exercisable. Also, for each share of convertible preferred stock that we issue between July 9, 1999 and the time that the rights become exercisable, we will issue a number of rights equal to the number of shares of common stock that would be issuable upon conversion of such share of convertible preferred stock. When exercised, each right will entitle its holder to purchase from us a unit consisting of one one-thousandth of a share of our series C junior participating cumulative preferred stock, par value $0.01 per share (the "series C preferred stock"), at an exercise price of $35.00 per unit, subject to adjustment.

     Initial Exercise of rights

     The rights initially will not be exercisable. Instead, the rights will be attached to and trade with all shares of common stock and all shares of convertible preferred stock outstanding as of, and issued after, July 9, 1999. The rights will separate from the common stock and the convertible preferred stock and will become exercisable upon the earlier of:




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     .    The close of business on the tenth business day (or such later day as our board of directors may determine) following the first public announcement that a person or group of affiliated or associated persons (other than certain "grandfathered persons") has acquired beneficial ownership of 10% or more of our outstanding shares of common stock (an "Acquiring Person"); or

     . The close of business on the tenth business day (or such later day as our board of directors may determine) following the commencement of a tender offer or exchange offer (other than in certain circumstances a tender or exchange offer by a grandfathered person) that could result in a person or group becoming the beneficial owner of 10% or more of our outstanding shares of common stock.

     The rights will expire at the close of business on June 30, 2008, unless we redeem or exchange the rights as described below.

     The grandfathered persons who are not considered Acquiring Persons include Apollo Real Estate Investment Fund III, L.P., Apollo Investment Fund IV, L.P., Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas
H. Lee Charitable Investment L.P., THL-CCI Limited Partnership, Beacon Private Equity, Inc., Beacon Capital Partners, L.P. and Strategic Real Estate Investments I, L.L.C. and their respective permitted assignees, transferees and
successors (collectively, the "Investors").    An Investor will no longer be a
grandfathered person when and if (i) such Investor breaches certain covenants it has made to us restricting its acquisition of our common stock or (ii) none of our series B convertible preferred stock is outstanding and all of the Investors collectively beneficially own less than 10% of the then outstanding shares of our common stock.

     Evidence of rights

     Until the rights become exercisable:

     . The rights will be evidenced by and transferred with the common stock certificates and convertible preferred stock certificates;

     . New common stock certificates and convertible preferred stock certificates issued after July 9, 1999 will contain a notation incorporating the rights agreement by reference; and

     . Any surrender for transfer of any certificates for common stock or convertible preferred stock will also constitute the transfer of the rights associated with the common stock or convertible preferred stock represented by such certificates.

     As soon as practicable after the rights become exercisable, we will mail out rights certificates to the holders of common stock and convertible preferred stock that are eligible to receive rights. After we mail them out, the separate rights certificates alone will represent the rights. Unless we decide otherwise, we will only issue rights with shares of common stock or convertible preferred stock that are issued prior to the date the rights become exercisable.

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     Exercise After Someone Becomes an Acquiring Person

     After public announcement that a person has become an Acquiring Person, each holder of a right will have the right to receive upon exercise that number of shares of class A common stock or other consideration having a market value of two times the exercise price of the right (such right being referred to as a "subscription right"). However, this will not apply to an Acquiring Person or their associates or affiliates, whose rights will become null and void.

     In connection with or after someone becoming an Acquiring Person, another company or person may acquire us or otherwise purchase most of our assets. If this occurs, each holder of a right will have the right to receive, under certain circumstances, common stock of the acquiring company having a market value equal to two times the exercise price of the right (such right being referred to as a "merger right"). Each holder of a right will receive a merger right in the event that, at any time on or after the date it is publicly announced that a person has become an Acquiring Person:

     . We consolidate with, or merge with and into, any other person, and Wyndham is not the continuing or surviving corporation;

     . Any person consolidates with us, or merges with us and we are the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

     . We sell, mortgage or transfer 50% or more of our assets or earning power.

     The holder of a right will continue to have the merger right whether or not such holder has exercised the subscription right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the rights agreement) become null and void.

     At any time after a person becomes an Acquiring Person, we may exchange all or part of the outstanding and exercisable rights for shares of class A common stock or units of series C preferred stock at an exchange ratio specified in the rights agreement. If we make such an exchange in the event of a change in control or a possible change in control, a majority of our Class A and Class C directors must approve the exchange. We generally may not make an exchange after any person becomes the beneficial owner of 50% or more of our common stock.

     Adjustment

     The exercise price and the number of units of series C preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. With certain exceptions, the exercise price of the rights will not be adjusted until cumulative adjustments amount to at least 1% of the exercise price. We are not obligated to issue fractional units or fractional shares of class A common stock. If we decide not to issue fractional units or fractional shares of class A common stock, we will make an adjustment in cash based on the fair market value of a unit or a share of class A common stock, as the case may be, on the last trading date prior to the date of exercise.

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     Redemption

     We may redeem the rights in whole, but not in part, at a price of $0.01 per right (payable in cash, class A common stock or other consideration that we deem appropriate). However, we may only redeem the rights until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) June 30, 2008. Once redeemed, the rights will terminate immediately and the only right of the holders of rights will be to receive the redemption price.

     Amendment of rights agreement

     We may amend the rights agreement until any person becomes an Acquiring Person. If we amend the rights agreement in the event of a change in control or potential change in control, a majority of our Class A and Class C directors must approve the amendment. After a person becomes an Acquiring Person, we will only be able to amend the rights agreement in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of rights holders (excluding the interests of an Acquiring Person or their associates or affiliates).

     Other

     Until a right is exercised, the holder will have no rights as a stockholder of Wyndham (beyond those as an existing stockholder). This means, for example, that until it is exercised, a right will not entitle its holder to vote or receive dividends like a stockholder of Wyndham. The distribution of the rights will not be taxable to stockholders or to Wyndham. However, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of series C preferred stock, other securities of Wyndham, other consideration or for common stock of an acquiring company.

     The discussion above describes the rights and the rights agreement but is not complete, so you should read it together with the rights agreement. The rights agreement is attached to this document as an exhibit and is incorporated herein by reference. We have attached to the rights agreement as Exhibits A and B, respectively, the certificate of designation establishing the series C preferred stock and the form of right certificates.

Item 2.  Exhibits.

Exhibit No.    Description
-----------    -----------

3.1 Certificate of Designations of Preferred Stock of Wyndham International, Inc. classifying and designating the series C junior participating cumulative preferred stock (filed on July 2, 1999 as Exhibit 3.1 to Wyndham's Registration Statement on Form 8-A (File No. 000-01288-01) and incorporated herein by reference).

4.1 Shareholder Rights Agreement, dated as of June 29, 1999, between Wyndham International, Inc. and American Stock Transfer and Trust Company, as Rights Agent (filed on July 2, 1999 as Exhibit 4.1 to Wyndham's Registration Statement on Form 8-A (File No. 000-01288-01) and incorporated herein by reference).


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                                   SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        WYNDHAM INTERNATIONAL, INC.



Date:  August 11, 1999                  By:  /s/ RICHARD MAHONEY
                                            ------------------------------------
                                                Richard Mahoney
                                                Chief Financial Officer


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                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

     3.1 Certificate of Designations of Preferred Stock of Wyndham International, Inc. classifying and designating the series C junior participating cumulative preferred stock (filed on July 2, 1999 as Exhibit 3.1 to Wyndham's Registration Statement on Form 8-A (File No. 000-01288-01) and incorporated herein by reference).

     4.1 Shareholder Rights Agreement, dated as of June 29, 1999, between Wyndham International, Inc. and American Stock Transfer and Trust Company, as Rights Agent (filed on July 2, 1999 as Exhibit 4.1 to Wyndham's Registration Statement on Form 8-A (File No. 000-01288-01) and incorporated herein by reference).